Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 24, 2016

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Alison White, Senior Counsel, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-194890 and 811-21061), Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-194893 and 811-21059) and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-194888 and 811-21058)

Dear Ms. White:

Thank you for your telephonic comments on May 12, 2016 regarding the post-effective amendments to the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 31, 2016 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 5, 2016 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. As we discussed with respect to each of these Funds, to the extent edits to the post-effective amendments to the Registration Statements filed on March 31, 2016 are necessary to respond to the comments, they will be reflected in a post-effective amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 24, 2016.

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” language via EDGAR.

Response 1. This SEC response letter, which incorporates the “Tandy” language, will be filed via EDGAR as separate correspondence.

Prospectus Cover Page

Comment 2.	Please move the following statement from its current location on the Prospectus cover page to after the third paragraph on the Prospectus cover page: “Distribution Policy. Each Fund has no present intention of making periodic distributions of its net income or gains, if any, to investors who purchase and other persons who acquire Interests and are admitted to a Fund by its Board.”

Response 2. The Funds confirm to the Staff that the requested disclosure has been moved to the front cover page of the Prospectus.

Prospectus Summary

Comment 3.	Please clarify whether the clause “long/short” in the statement “long/short equity and fixed income” applies solely to “equity” or applies both to “equity” and “fixed income” in the “Principal Investment Strategy/Strategies” column of the table that describes Aetos Capital Long/Short Strategies Fund’s investment strategy or strategies on page 1 of the Prospectus Summary.

Response 3. The Funds confirm to the Staff that “long/short” applies only to “equity” and further, that “fixed income” has been deleted from the “Principal Investment Strategy/Strategies” column on the cover page and page 1 of the Prospectus Summary, as long/short fixed income is no longer a principal strategy of the Aetos Capital Long/Short Strategies Fund.

Comment 4.	Please consider including a brief description of the arbitrage strategy in the paragraph that describes the Aetos Capital Multi-Strategy Arbitrage Fund on page 2 of the Prospectus Summary. Please also include a definition of “distressed securities” in the second full paragraph that describes the Aetos Capital Distressed Investment Strategies Fund on page 2 of the Prospectus Summary.

Response 4. The Funds confirm to the Staff that the following language has been added at the end of the paragraph that describes the Aetos Capital Multi-Strategy Arbitrage Fund on page 2 of the Prospectus Summary:

The Aetos Capital Multi-Strategy Arbitrage Fund is focused on event-driven arbitrage, relative value arbitrage, convertible arbitrage and fixed income arbitrage strategies. Event-driven arbitrage and relative value strategies include investments in the securities of companies involved in certain special situations, including mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations. Convertible arbitrage strategies include investments in convertible securities, such as convertible bonds, convertible preferred stock, warrants or options, combined with offsetting short investments in the underlying security for which the convertible can be exchanged. Fixed income arbitrage strategies exploit mispricings between related fixed income instruments, including sovereign debt, corporate debt and derivative instruments such as futures, options and swaps.

The Funds also confirm to the Staff that the following language has been added to the second full paragraph that describes the Aetos Capital Distressed Investment Strategies Fund on page 2 of the Prospectus Summary:

Certain of the companies in whose securities the Portfolio Funds or Portfolio Accounts may invest may be distressed securities. Distressed securities include securities of companies that may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation.

Comment 5.	There is a reference to “a side pocket” on page 9 of the Prospectus Summary. Please consider including a cross reference to where “a side pocket” is discussed in the Prospectus.

Response 5. The Funds confirm to the Staff that the following cross reference has been added to page 9 of the Prospectus Summary: “See ‘Risk Factors—Investment-related Risks—Side Pockets.”

Comment 6.	Please consider adding a risk that the Investment Manager or the Portfolio Managers have incentives to use leverage to increase their fees in the fourth bullet point under the heading “Risks and Special Considerations” on page 10 of the Prospectus Summary.

Response 6. The Funds confirm to the Staff that the following language has been added to the fourth bullet point under the heading “Risks and Special Considerations” on page 10 of the Prospectus Summary:

The use of leverage may increase the fees payable to a Portfolio Manager, by increasing the asset-base on which its management fees are calculated and increasing potential returns on which its incentive fee is calculated. This creates a potential incentive for a Portfolio Manager to use leverage.

Comment 7.	Please consider adding “and therefore the investor’s ability to redeem its Interest in the Fund” after the following statement made in the last bullet point on page 10 of the Prospectus Summary: “A Fund may make additional investments in or effect withdrawals from Portfolio Funds only at certain times. Limitations on a Fund’s ability to withdraw its assets from Portfolio Funds will limit the Fund’s ability to repurchase its Interests.”

Response 7. The Funds confirm to the Staff that the following language has been added to the end of the last bullet point on page 10 of the Prospectus Summary: “and therefore the investor’s ability to redeem its Interest in the Fund.”

Comment 8.	Please consider deleting “but are generally comparable to those paid by many private investment funds and certain other registered investment companies with investment policies similar to those of the relevant Fund” in the fifth bullet point on page 11 of the Prospectus Summary as that language is not a risk.

Response 8. The Funds confirm to the Staff that the requested language has been deleted from the fifth bullet point on page 11 of the Prospectus Summary.

Comment 9.	Please advise supplementally how you obtained the figure “0.22% of the average net assets of each Fund” for an annual Program incentive fee on page 14 of the Prospectus Summary.

Response 9. The Funds advise the Staff that the following language has replaced the sentence beginning “For the purposes of the Examples” in the paragraph preceding Example 1 on page 14 of the Prospectus Summary:

For the purposes of the Examples, we have calculated the annual Program incentive fee to be 0.25% of the average net assets of each Fund, based on the 5% hypothetical rate of return assumed in the Examples, applying the average three-month Treasury Bill return over the applicable time periods as the Hurdle Rate and applying the actual expense ratio of each Fund during its most recently completed fiscal year.

Comment 10.	Please disclose what a “hurdle rate” is on page 14 of the Prospectus Summary. Please also advise, or revise accordingly, why this “hurdle rate” is not mentioned anywhere else in the Prospectus.

Response 10. The Funds advise the Staff the following language has replaced the second to last sentence in the paragraph that begins page 5 of the Prospectus:

The Program Fee may also include an annual performance-based incentive fee of up to 10% of aggregate Program net profits above a hurdle rate (the “Hurdle Rate”) based on the return of an investor’s account with the Investment Manager. A hurdle rate is the rate of return that must be met or exceeded before incentive fees may be collected. The Hurdle Rate is specified in the investor’s investment management agreement with the Investment Manager and is typically equal to the average three-month Treasury Bill rate, although a different Hurdle Rate may be agreed upon.

Comment 11.	Please include the following statement from the first paragraph under the heading “Distressed Securities” on page 25 of the Prospectus in the Prospectus Summary: “Certain of the companies in whose securities the Portfolio Funds or Portfolio Accounts may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation.”

Response 11. The Funds confirm to the Staff that the following language has been added to the Prospectus Summary:

Certain of the companies in whose securities the Portfolio Funds or Portfolio Accounts may invest may be distressed securities. Distressed securities include securities of the companies that may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation.

Comment 12.	Please include the following statement from the third paragraph under the heading “The Investment Programs in the Funds” on page 38 of the Prospectus in the Prospectus Summary: “Event-driven arbitrage and relative value strategies make investments in the securities of companies involved in certain special situations, including mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations.”

Response 12. The Funds confirm to the Staff that the following language has been added at the end of the paragraph that describes the Aetos Capital Multi-Strategy Arbitrage Fund on page 2 of the Prospectus Summary:

The Aetos Capital Multi-Strategy Arbitrage Fund is focused on event-driven arbitrage, relative value arbitrage, convertible arbitrage and fixed income arbitrage strategies. Event-driven arbitrage and relative value strategies include investments in the securities of companies involved in certain special situations, including mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy and other situations. Convertible arbitrage strategies include investments in convertible securities, such as convertible bonds, convertible preferred stock, warrants or options, combined with offsetting short investments in the underlying security for which the convertible can be exchanged. Fixed income arbitrage strategies exploit mispricings between related fixed income instruments, including sovereign debt, corporate debt and derivative instruments such as futures, options and swaps.

Prospectus

Comment 13.	Please advise if “fixed income credit markets” on page 18 of the Prospectus is an accurate description or whether the word “credit” should be deleted.

Response 13. The Funds confirm to the Staff that the word “credit” should be and has been deleted from “fixed income credit markets” on page 18 of the Prospectus.

Comment 14.	Please confirm supplementally that all of the principal risks in investing in the Funds are disclosed.

Response 14. Based upon the investment objectives, investment policies and capital structure of the Funds, the Funds supplementally advise the Staff that they believe all of the material principal risks of investing in the Funds are disclosed.

Comment 15.	Please clarify whether all three Funds invest outside of the United States under the heading “The Investment Programs in the Funds” on page 38 of the Prospectus.

Response 15. The Funds advise the Staff that the following language has been added to the last sentence of the third paragraph on page 38, with respect to the Aetos Capital Multi-Strategy Arbitrage Fund, and to the first sentence of the first paragraph on page 40, with respect to the Aetos Capital Long/Short Strategies Fund:

, investing in both U.S. and non-U.S. securities and instruments,

Comment 16.	Please advise, or revise accordingly, whether a disclosure relating to a “hurdle rate” should be made adjacent to the discussion of “the Program Fee” in the second to last sentence of the paragraph under the heading “Asset Allocation Program” on page 40 of the Prospectus.

Response 16. The Funds confirm to the Staff that the following language relating to a “hurdle rate” has replaced the second to last sentence of the first incomplete paragraph on page 5 of the Prospectus Summary:

The Program Fee may also include an annual performance-based incentive fee of up to 10% of aggregate Program net profits above a hurdle rate (the “Hurdle Rate”) based on the return of an investor’s account with the Investment Manager. The Hurdle Rate is specified in the investor’s investment management agreement with the Investment Manager and is typically equal to the average three-month Treasury Bill rate, although a different Hurdle Rate may be agreed upon.

The Funds further confirms to the Staff that “above a Hurdle Rate” has been added to modify “incentive fee of up to 10% of aggregate Program net profits” each place such phrase or a similar phrase appears in the Summary of Fund Expenses on page 13 of the Prospectus Summary and on page 40 of the Prospectus.

Comment 17.	Please disclose what kind of notice a Member would receive if its Interest is redeemed under the mandatory redemption provisions under the heading “Mandatory Redemption By A Fund” on page 49 of the Prospectus.

Response 17. Since the initial offering period for each Fund, there has not been a case of mandatory redemption of a Member’s Interest. If a mandatory redemption were to take place, a Member would receive written notice via regular mail, or via e-mail if such Member had consented to receive communications electronically, that the relevant Fund had determined to redeem the Member’s interest.

Statement of Additional Information

Comment 18.	The following statement is made under the heading “Fundamental Policies” on page 1 of the Statement of Additional Information: “The Fund may not: [i]ssue senior securities, except to the extent permitted by Section 18 of the Investment Company Act or as otherwise permitted by the Securities Exchange Commission (the “SEC”).” Please provide adjacent disclosure as to what is permitted by Section 18 of the Investment Company Act.

Response 18. The Funds confirm to the Staff that the following disclosure has been added to page 1 of the Funds’ Statement of Additional Information:

The Investment Company Act generally limits the extent to which the Funds may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including through the issuance of senior securities representing indebtedness and as a result of derivative transactions. The Funds’ ability to incur indebtedness is limited such that its asset coverage (as defined in the Investment Company Act) must equal at least 300% immediately after each time it incurs indebtedness.

Comment 19.	The following statement is made in the last bullet point under the heading “Fundamental Policies” on page 1 of the Statement of Additional Information: “This restriction also does not apply to the Fund’s investments in Portfolio Funds (as defined below).” With respect to unaffiliated funds, the SEC Staff would like the Funds to count those for concentration purposes.

Response 19. The Funds confirm to the Staff that they will look through to the holdings of unaffiliated portfolio funds for the purposes of complying with the concentration limitation noted above if a Fund knows or has reason to know that such unaffiliated portfolio fund has a policy to concentrate. Additionally, the Funds have added the following disclosure to the end of the bullet point referenced in the above Comment 19: “, except for Portfolio Funds that have a policy to concentrate investments in a particular industry.”

Comment 20.	Please consider adding a summary of restrictions on transfers on page 46 of the Statement of Additional Information.

Response 20. In response to the Staff’s comment, please refer to the section under the heading “Transfer of Interests” on page 11 of the

Statement of Additional Information, which provides a summary of restrictions on transfer of Interests under the limited liability company agreements of the Funds.

*            *             *

As you have requested and consistent with SEC Release 2004-89, each Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3180 or Margaret H. Mo at (212) 878-3263. Thank you.

Best Regards,

/s/ Clifford R. Cone
Clifford R. Cone
Clifford Chance US LLP

cc:	Harold Schaaff
Reid Conway
Leonard B. Mackey, Jr.
Margaret H. Mo